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              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 10SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                    EXPLORE TECHNOLOGIES, INC.
        (Exact name of Company as specified in its charter)

NEVADA                                        88-0419476
(State or other jurisdiction of               (I.R.S. Employer
incorporation or organization)                Identification No.)

Suite 505, 1155 Robson Street
Vancouver, British Columbia, Canada           V6E 1B5
(Address of principal executive offices)      (Zip Code)

Registrant's telephone number, including area code:
604-689-1659

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

None                               None

Securities to be registered pursuant to Section 12(g) of the Act:

             Common Shares, par value $0.001 per share
                           (Title of class)

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             TABLE OF CONTENTS
                                                          Page

COVER PAGE.................................................1

TABLE OF CONTENTS..........................................2

PART I.....................................................3

DESCRIPTION OF BUSINESS....................................3

DESCRIPTION OF PROPERTY...................................12

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES...12

REMUNERATION OF DIRECTORS AND OFFICERS....................14

SECURITY OWNERSHIP OF MANAGEMENT AND
  CERTAIN SECURITYHOLDERS ................................15

INTEREST OF MANAGEMENT AND OTHERS IN
 CERTAIN TRANSACTIONS ................................... 15

DESCRIPTION OF SECURITIES................................ 15

PART II   ............................................... 16

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS  ............ 16

LEGAL PROCEEDINGS........................................ 16

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ........... 17

RECENT SALES OF UNREGISTERED SECURITIES ................. 17

INDEMNIFICATION OF DIRECTORS AND OFFICERS ............... 17

PART F/S ................................................ 19

FINANCIAL STATEMENTS .................................... 19A

PART III ................................................ 20

INDEX TO EXHIBITS ....................................... 20

SIGNATURES ...............................................21

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                          PART I

The issuer has elected to follow Form 10-SB, Disclosure
Alternative 2.

Item 6.  Description of Business

Organization

Explore Technologies, Inc. (the "Company") was organized as a
Nevada corporation on December 18, 1998.

Business

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has an option to acquire an interest in the properties described below under the heading "Miranda Property Option Agreement". The Company intends to carry out exploration work on the Miranda Property in order to ascertain whether the Miranda Property possesses commercially developable quantities of gold and other precious minerals. There can be no assurance that a commercially mineable mineral deposit, or reserve, exists in the optioned property until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

Miranda Property Option Agreement

By an agreement made as of December 22, 1998 between the Company and Miranda Industries Inc. of Suite 505 - 1155 Robson Street, Vancouver, British Columbia ("Miranda"), the Company acquired from Miranda the option (the "Option") to acquire a 50% interest in certain mineral claims situated in the State of Nevada (the "Miranda Property"). The consideration paid by the Company to Miranda for the grant of the Option was $1,000 US.

The Option is exercisable by the Company incurring the following property exploration expenditures on the Miranda Property:

1.	initial exploration expenditures in the amount of $10,000 US by December 31, 1999; and

2.	cumulative exploration expenditures in the amount of
$150,000 US by December 31, 2001.

Property exploration expenditures include all reasonable and necessary monies expended on or in connection with the exploration and development of the Miranda Property determined in accordance with generally accepted accounting principles. In addition, until the Company shall have secured a 50% interest in the Miranda Property, the Company is obligated to make all payments to Larry McIntosh pursuant to the Underlying Option Agreement as required to enable Miranda to exercise the Underlying Option to acquire the Miranda property from McIntosh, as discussed below.

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Upon the Company acquiring a 50% interest in the Miranda Property by exercise of the Option, the Company and Miranda may enter into a joint venture for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the Miranda Property.

The Company's Option is subject to an underlying option agreement dated the 20th day of November, 1997 (the "Underlying Option Agreement") between Miranda and Larry McIntosh of P.O. Box 1388, Gardnerville, Nevada ("McIntosh") whereby Miranda acquired the option to acquire the Miranda Property from McIntosh (the "Underlying Option") by staking the mining claims comprising the Miranda Property and making the following payments to McIntosh, totalling $138,500 US, by the dates indicated below:

1.	$  2,500 US by November 20, 1998;
2.	$  7,000 US by November 20, 1999;
3.	$  9,000 US by November 20, 2000;
4.	$10,000 US by November 20, 2001;
5.	$10,000 US by November 20, 2002;
6.	$20,000 US by November 20 of each of the years 2003 through
2007.

Miranda has represented to the Company that the mineral claims comprising the Miranda Property have been staked and the initial payment of $2,500 made to McIntosh, each as required to maintain the Underlying Option in good standing. As stated above, until the Company shall have secured a 50% interest in the Miranda Property, the Company has agreed to make the necessary payments to McIntosh in order to maintain the Underlying Option in good standing. Upon completion of all payments required under the Underlying Option, McIntosh will transfer to Miranda a 100% interest in the Miranda Property and the claims comprising the Miranda Property will be registered in the name of Miranda.

In addition, Miranda will be required to pay to McIntosh a royalty equal to 2.5% of net smelter returns on the gross proceeds received by the Company from the sale of any ore from the mining of the Property, less costs of transportation, refining and insurance costs. Upon payment of the total sum of $500,000 US, the royalty will be reduced to 1.0% of net smelter returns. Upon exercise of the Option by the Company, the Company and Miranda will be obligated to pay this royalty to McIntosh in equal shares as joint venture partners.

Miranda Property

The eleven lode claims comprising the Miranda Property have been located and filed by Miranda on land administered by the U.S. Bureau of Land Management. The claims are named Dune 1 - 8 and 22 - 24 and they are situated in sections 3, 4, 9, and 10 of T16N and R32E.

The Miranda Property is located in the Stillwater Range about 2 miles (3.2 km) West of Sand Springs Pass on U.S. Highway 50 and 30 highway miles east of Fallon on U.S. 50 (48 km) in Churchill County, Nevada. The property is approximately one half mile (0.8 km) north of the highway. The

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property is located approximately
23 miles (37 km) north of the Rawhide mine and 38 miles (61 km) south-southwest of Fondaway Canyon.

Geological Report

The Company has obtained a geological report on the Miranda Property prepared by John Rice, Consulting Geologist of P.O. Box 20074, Reno, Nevada 89515 (the "Geological Report"). The Geological Report is attached hereto as Exhibit 6. The Geological Report summarizes the exploration history of the Miranda Property, the regional geology of the Miranda Property and provides conclusions and recommendations for a work program on the Miranda Property. These results of the Geological Report are summarized below.

The Company has delivered copies of the Geological Report to the purchasers of the Company's common stock pursuant to the Company's offering of 5,000,000 shares of common stock at a price of $0.01 per share and the Company's offering of 50,000 shares of common stock at a price of $0.10 per share. See Part II - Item 4
- "Recent Sales of Unregistered Securities".

Exploration History of the Miranda Property

The Miranda Property is an early stage exploration property located in the Sand Springs Mining District, of Churchill County,
Nevada. The District has seen a long history of production starting in 1905 and continuing until the mid-1960's.

Pegasus Gold Corporation had an exploration program on the Miranda Property in 1992-1993. Their program consisted of collecting 108 rock chip samples, cursory geologic mapping, and
drilling 13 reverse circulation drill holes.    They intersected
anomalous gold in one drill hole and anomalous copper in two other drill holes. Pegasus never followed up these anomalies. Cordex Exploration also explored the area briefly, though did not acquire it. Miranda became interested in the property in September 1997. Miranda's program consisted of detailed geologic mapping, rock chip and soil sampling, and conducting a ground magnetometer survey.

Lithologies existing at the Miranda property include a Triassic limestone overlain by an interbedded unit of phyllite, schist, and metaconglomerate. Overlying the metasediments are Teritary ryholite tuffs and extensive basalt flows. The limestone and metasediments are intruded by a Cretaceous diorite. At the contact of the limestone and diorite, in the western part of the property, there is a major north-northeast striking shear zone. The shear zone cuts the diorite and limestone and to the south of these units it cuts the overlying ryholite.

The Miranda Property represents an opportunity of discovering a skarn-hosted gold deposit near the contact of the Triassic limestone and a Cretaceous diorite. In addition to the skarn mineralization, there are numerous gold-bearing quartz +/- tourmaline veins which cut the lower limestone unit and the diorite. These discontinuous vein structures strike north-northeast and dip steeply west. The limestone and diorite that host these two styles of mineralization are located at the site of a major north-northeast striking shear zone. Immediately to the south of the limestone and diorite, the rocks are in fault contact with an overlying Tertiary rhyolite. The rhyolite has been downdropped a

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minimum of 400-500 feet (120-150 meters).
This block has been intersected by shearing but has not been cut by north-northeast striking quartz +/- tourmaline veining. This rhyolite block is also the host for at least one northwest striking epithermal quartz vein structure. This vein is weakly anomalous in gold but is strongly anomalous in mercury. This northwest striking vein and the north-northeast striking shear zone represents another target on the property.

Regional Geography

The Stillwater Range trends northerly through the center of Churchill County, from Sand Springs Summit on U.S. 50 into Pershing County. The range contains several units of deformed Mesozoic rocks separated by thrust faults and is the center of a large complex of Cretaceous mafic igneous rocks and a succession of volcanic and intrusive rocks of Cenozoic age (Willden and Speed, 1974). Fold axes in the layered Cenozoic rocks trend northward.

The principal rock units in the Sand Springs Range, the continuation of the Stillwater Range south of the highway, are volcanic sedimentary rocks of Triassic and Jurassic age, Cretaceous granitic rocks, and Tertiary volcanic rocks. The Sand Springs Range contains the largest exposed pluton in Churchill County, a composite body of granodiorite and quartz monzonite radiometrically dated at 76-80 m.y. (Nevada Bureau of Mines, 1964). Tertiary volcanic rocks overlie the intrusive complex in the vicinity of Sand Springs Summit.

Geological Work Program

Miranda completed an exploration work program on the Miranda
Property consisting of the following:

1.	Rock Chip Samples

Miranda collected 34 random rock chip samples during their studies of the area. Rock chip assay results from the quartz +/- tourmaline veins ranged from 0.0002 ozs Au/t to 0.217ozs Au/t. Seven samples were collected from skarn mineralized rocks. Assay values from these samples ranged from 0.0004 ozs Au/t to 0.065 ozs Au/t. Two of the epithermal quartz veins in the southwestern part of the property contained gold values of 0.008 ozs Au/t and
0.009 ozs Au/t, but contained 14.994 ppm Hg and 34.940 ppm, respectively. Of the 7 samples collected from skarn, one assayed
1.2 % Cu. All together, 18 of the 34 samples (53%) contained between 0.003 ozs Au/t to 0.21 ozs Au/t and 4 of the 34 samples (12%) contained between 0.1% Cu to 1.2% Cu..

While the quartz +/- tourmaline veins were more anomalous in gold than the skarn samples, neither of these host rocks had significant mercury values. Mercury was anomalous in the volcanic hosted epithermal zone to the southwest.

2.	Soil Samples

Gold anomalies in the soil samples were confined to the soil lines that were over the metasedimentary rocks and the diorite which were the northern 2 lines (10600N, 11200N). These 2 lines were also

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anomalous in copper and arsenic. Gold and copper anomalies ranged from 0.0015 ozs Au/t to 0.016 ozs Au/t and 0.011 % Cu and 0.184 % Cu. Soil samples were also anomalous in arsenic. Contours of these elements trend northeast (Plates 1, 2, and 3). Mercury exhibits anomalies throughout the soil grid. When the anomalies are contoured they form a strong north-northeast trending mercury zone that correlates with the shear zone that strikes in the same direction.

3.	Magnetometer Survey

A magnetometer survey was conducted during December 1997. A total of 19 line miles (30 kms.) were surveyed. The lines were oriented
N65W and were spaced 200 feet (60 meters) apart. Station spacing on the lines was 50 feet (15 meters).

The magnetometer survey primarily picked-up the post-mineral basalt flows that cover parts of the rhyolite tuffs and the metasediments throughout the project area. In particular, neither the diorite intrusive or the skarn altered areas were magnetically anomalous. There was no more than a 60 gamma increase over the surrounding area. The major northwest striking fault that separates the diorite and limestone from the rhyolite tuff to the south shows as a weak magnetic low. Associated with this low is a soil mercury anomaly. There is also a weak low on the southern part of the property, which strikes northwest. There is also a mercury anomaly associated with this magnetic low.

Overall, the results of the magnetic survey show none to weak responses over rocks that on the surface are mineralized and altered. It would be hard to pick out targets based on the magnetic survey alone.

Conclusion And Recommendations

Evaluation of the Sand Springs property has resulted in the discovery of two gold-bearing areas in the western and southwestern part of the claim block. In the western area, anomalous gold values are hosted in the quartz +/- tourmaline veins that occur in the diorite and limestone, and skarn mineralized zones in the limestone adjacent to the diorite. The target for this style of mineralization would be the skarn mineralization in the limestone at the diorite contact. This target is a near surface target and could be tested with drill holes of less than 300 feet (90 meters).

The southwestern target would be along the southern trend of the shear zone under the rhyolite tuff cover. This target would extend from the northwest striking fault contact of the diorite and limestone with the rhyolite to the south near the intersection of the northwest striking epithermal quartz vein. This target has low gold in rock chip samples but has anomalous mercury in rock and soil. The low gold geochemical anomaly and the downdropped displacement along the northwest fault suggests that mineralized rock is deeper and that drill testing this target will require drilling in excess of 500 feet (150 meters).

The copper anomalies intersected in Pegasus' drill holes PSS-12-93 and PSS-13-93 were not followed-up. The intercepts in the two holes are along a north-northeast strike and it would be a straight forward proposition to test this anomalous zone along trend.

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Skarn mineralization has been previously tested by drilling but only 2 drill holes were located in what appears to be the best target of the area. One of those holes (PSS-94-4) intersected 10 feet (3 meters) of 0.14 ozs Au/ton. This mineralized intercept was never followed up. The second drill hole (PSS-94-1) did not intersect any significant mineralization. This leaves the skarn mineralized target and the quartz +/- tourmaline vein zone open for discovery. The rhyolite tuff covered target has never been drill tested and it is likely that it has never been explored.

Positive results from Miranda's exploration program suggests that there is evidence of a skarn-hosted gold deposit on the property and that untested drill targets remain and need to be tested. The following table summarizes the costs involved in a three-phased trench and drill program at Sand Springs. The first phase involves a trenching program that will be used to locate and justify a two-phased drilling program.

------------------------------------------------------------------
Work Program Proposed by Geological Report
------------------------------------------------------------------
Phase I                     Cost/unit  Total    Description
-------                     ---------  ------   ---------------
Geologist         10 days     $300     $3,000   Permitting and
                                                 the work
Expenses          6 days       $80       $500   Room and Board
                  6 days       $50       $300   Backhoe
                                       $3,240   Trenches
Assaying          50 samples   $25     $1,300   Reporting
                                         $700   Final Report
Contingency                              $900   Road reclaim,
                                       ------   revegetation
Total Phase I                          $9,940

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Phase II                    Cost/unit  Total    Description
---------                   ---------  -----    -------------
Geologist       10 days      $300     $3,000    Drill site
									   location,
                                                supervision
Permitting        1 day      $300       $300    BLM permitting
Road Work         2 days   $1,200     $2,400    Road
                                                construction,
                                                reclamation
Drilling      3,000 feet      $10    $30,000    Drilling
Assays       600 samples      $10     $6,000    Au, Ag, Cu
Land/Claim                            $1,800    Maintenance fee
Reporting        5 days      $250     $1,250    Final report
                                    --------
Sub-Total                            $44,750.00
Contingency        5%                 $2,237.50
                                    --------
Total Phase II                       $46,987.50

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Phase III                 Cost/unit  Total      Description
----------                ---------  -------    -----------------
Geologist       20 days      $300     $6,000    Drill Supervision
Drilling      6,000 feet      $10    $60,000    Drilling
Assays      1,200 samples     $10    $12,000    Au, Ag, Cu
Reporting        5 days      $250     $1,250    Final Report
Reclamation      2 days    $1,200     $2,400    Road reclaim,
                                     -------    revegetation
Sub-Total                            $81,650.00
Contingency       5%                  $4,082.50
                                     -------
Total Phase III                      $85,732.50


Company's Plan of Operation

The Company has determined to proceed with Phase One of the exploration program on the Miranda Property. The Company has raised sufficient funds from prior offerings of its securities, as set forth in Item 4 of Part II of this Registration Statement, to proceed with Phase One of the exploration

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program. The Company will assess whether to proceed with Phase Two of the exploration program upon completion of Phase One and an evaluation of the results of the Phase One program.

Administration

The Company has entered into a management contract dated December 28, 1998 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $750 US per month for a one-year term commencing January 1, 1999. The services include reception, secretarial services, accounting services, investor relations and general office services.

Competition and Marketing

The mining industry, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally and in the State of Nevada, specifically. In addition, production of minerals in the State of Nevada will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

During the exploration phase of the Miranda Property, the Company will be subject to regulation by the Bureau of Land Management, a branch of the US Department of the Interior. The Company has budgeted for regulatory compliance costs in the proposed work program recommended by the Geological Report. The Company will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as the Company does not know the extent of the exploration program it will undertake, beyond completion of the recommended work program, or if it will enter into production on the Miranda Property. Because there is presently no information on the size, tenor, or quality of any resource or reserve at this time, it is impossible to assess the impact of any capital expenditures on the Company, its earnings or competitive position in the event a potentially-economic deposit is discovered.

If the Company enters the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and

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regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

1.	Water discharge will have to meet drinking water
standards (State Water Quality Control Board);

2.	Dust generation will have to be minimal or otherwise
re-mediated (State Air Quality Control Board);

3.	Dumping of material on the surface will have to be re-
contoured and re-vegetated with natural vegetation
(Bureau of Land Management);

4.	An assessment of all material to be left on the surface
will need to be environmentally benign (Bureau of Land
Management);

5.	Ground water will have to be monitored for any
potential contaminants (State Water Quality Control
Board);

6.	The socio-economic impact of the project will have to
be evaluated and if deemed negative, will have to be re-mediated (County Agencies); and

7.	There will have to be an impact report of the work on
the local fauna and flora including a study of potentially endangered species (Bureau of Land
Management).

Exploration Risk

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is not any certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

No Known Bodies of Ore

There are not any known bodies of ore on the Company's properties. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

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Research and Development Expenditures

During the past two fiscal years, the Company has not completed any research or development expenditures. Miranda Industries Inc., the vendor of the Miranda Property, has completed the geological exploration program on the Miranda Property, as discussed above.

Subsidiaries

The Company has no subsidiaries.

Employees

The Company has no paid or full time employees. The Company conducts its business through agreements with consultants and arms-length third parties. The only officer of the Company, Peter Bell, as described below under Item 8, provides his services on a part-time basis as required for the business of the Company.
None of the directors or officers are paid a salary for acting as a director or officer. The Company may, however, pay fees to directors and officers for work provided on a consulting fee basis.

Patents and Trademarks

The Company does not own, either legally or beneficially, any patent or trademark.

Item 7.  Description of Property

The Company has an option to acquire a 50% interest in the Miranda Property, as described in detail in Item 6 of Part I of this Registration Statement under "Miranda Property Option
Agreement".

The Company does not own or lease any property other than its option to acquire an interest in the Miranda Property. The Company has entered into an office administration contract dated December 28, 1998 with Senate Capital Group Inc. whereby Senate Capital has agreed to provide office administration services to the Company for a fee of $750 US per month for a one-year term commencing January 1, 1999. The services include reception, secretarial services, accounting services, investor relations and general office services.

Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

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1.   Directors and Officers

Name                   Age       Office           Term of Office
----------------       ---       --------------   --------------
Peter William Bell      63       President/Sec.
                                 Treas./Director  One year
Ross William
Johnston Bailey         37       Director         One year
Richard Douglas Wilson  41       Director         One year
Neil Murray-Lyon        52       Director         One year


Mr. Peter William Bell is a director and is President of the Company. Mr. Bell is a self-employed consultant and is a director of Current Technology Corporation. Mr. Bell has a Bachelor of Science Degree in Pharmacy from the University of Manitoba and a Masters in Business Administration from the University of Western Ontario. Mr. Bell practised as a licensed pharmacist until 1968. Mr. Bell has provided a wide range of consultant services to health care companies and organizations. Mr. Bell has been a director and member of a number of health care companies and professional organizations. Mr. Bell has been a director and member of a number of health care companies and professional organizations. Mr. Bell is a director of Current Technologies Corporation, a company that is publicly traded on the OTC Bulletin Board. Current Technologies Corporation markets an electrostatic hair maintenance and re-growth process. Mr. Bell has been a director of Current Technologies Corporation since 1992. Mr. Bell is also a director and is the President of Ezon Healthcare Corporation, a private company. Ezon Healthcare Corporation is involved in the development of a graphic labeling system for pharmaceutical products. Mr. Bell has been a director and the President of Ezon Healthcare Corporation since 1997. Mr. Bell was appointed to the Board of Directors of the Company on December 29, 1998. Mr. Bell will provide services to the Company on a part-time basis, as required for the business of the Company. There is no requirement on Mr. Bell to provide a fixed amount of time in the service of the Company. Consequently, the amount of time he spends on Company business will depend on the needs of the Company.

Mr. Ross William Johnston Bailey is a director of the Company and has a Bachelors Degree in Mechanical Engineering from the University of Victoria and is enrolled in the Masters in Business Administration program at Simon Fraser University. Mr. Bailey has been employed with Ballard Power Systems as a manufacturing engineer since 1995. Mr. Bailey was appointed to the Board of Directors of the Company on December 29, 1998.

Richard Douglas Wilson is a director of the Company. Mr. Wilson is experienced in raising capital for mineral resource companies through the public market since 1987. Mr. Wilson has been a director and President of International Chargold Resources Ltd. since 1996. International Chargold Resources is a company that is publicly traded on the Vancouver Stock Exchange and that proposes to build and operate a precious metals refinery in Ghana, West Africa. Mr. Wilson has also been a director and secretary of Regent Ventures Ltd. since 1993. Regent Ventures is a company that is publicly traded on the Vancouver Stock Exchange and that owns a mineral property in the Yukon Territories,

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Canada. Mr. Wilson was appointed to the Board of Directors of the Company on December 29, 1998.

Mr. Neil G. Murray-Lyon is a director of the Company and is the President, Chief Executive Officer, Chief Financial Officer and a Director of Wotan Capital Inc. He was the Secretary of Colt Energy Inc. ("Colt"), a junior capital pool corporation that completed its Major Transaction to become a public oil and gas company listed on the Alberta Stock Exchange (the "ASE") until December, 1998 when Colt completed an arrangement with KeyWest
Energy Corporation.   He is currently the Chairman and one of the
controlling shareholders of Tokenhouse Capital & Research Inc., an investor-relations firm from November, 1994 until July, 1998 when it became an investment company. Mr. Murray-Lyon was also an independent investor relations consultant from 1987 to 1994. From October, 1994 to March, 1996, he was the Secretary of Patshare Capital Inc., a junior capital pool corporation listed on the ASE that completed its Major Transaction and changed its name to EveryWare Development Canada Corp. He was also a past Director of Allrich Energy Group Inc., a junior capital pool corporation listed on the ASE that completed its Major Transaction and changed its name to AltaRex Corp. Mr. Murray-Lyon was appointed to the Board of Directors of the Company on December 29, 1998.

2.   Significant Employees

The Company does not have any significant employees.

Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for the fiscal year which will end on January 31, 2000 As indicated below, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services. No other compensation is anticipate to paid any such officers other than the cash compensation set forth below.

                        Summary Compensation Table

Name                              Position     Year    Salary
---------------------------       ---------    -----   ------
Peter Bell                        President    1999      Nil
Ross William Johnston Bailey      Director     1999      Nil
Richard Douglas Wilson            Director     1999      Nil
Neil Murray-Lyon                  Director     1999      Nil

The Company does not pay to its directors any compensation for each director serving on the Company's board of directors.

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Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:

                                       Amount of
                 Name and Address      Beneficial     Percent
Title of Class   of Beneficial Owner   Ownership      of Class
--------------   -------------------   ----------     --------
Common Stock     Peter William Bell     1,000,000       16.53%

Common Stock     Ross W.J. Bailey         100,000        1.65%

Common Stock     Richard Douglas Wilson   100,000        1.65%

Common Stock     Neil Murray-Lyon         225,000        3.72%

Common Stock     Directors and Officers 1,425,000       23.55%
                 As a Group

Item 11.  Interest of Management and Others in Certain
Transactions

None of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

Item 12.  Description of Securities

Common Stock

The Company has authorized 25,000,000 common shares par value
$0.001 of Common Stock, of which 6,050,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

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<PAGE 16>

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer of Las Vegas, Nevada is the transfer agent for the Shares.

                        PART II


Item 1.  	Market Price of and Dividends on the Registrant's
Common Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC
Bulletin Board upon effectiveness of this registration statement.
Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this registration statement, there were forty-five (45) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

                           16

<PAGE 17>

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in December, 1998.

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 1,000,000 common shares at a price of $0.01 per share on December 29, 1998 pursuant to Rule 504 of Regulation D of the Act, and Section 46(j) of the Securities Act of British Columbia. All of these shares were sold to Peter Bell, the President, Secretary/ Treasurer and a Director of the Company.

The Company completed an offering of 5,000,000 common shares at a price of $0.01 per share on January 19, 1999 to persons known to the officers and directors of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia, Section 66(a) of the Securities Act of Alberta, Sections 35(2) and 73(1)(9) of the Securities Act of Ontario and Section 3 of the Securities Act of Quebec.

The Company completed an offering of 50,000 common shares at a price of $0.10 per share on January 25, 1999 to persons known to the officers and directors of the Company. The offering was completed pursuant to Rule 504 of Regulation D of the Act which provides an exemption for issues of stock up to $1,000,000, in the aggregate, by companies with a specific business plan and that are not subject to the reporting requirements of the Securities and Exchange Act of 1934. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia, Section 66(a) of the Securities Act of Alberta, Sections 35(2) and 73(1)(9) of the Securities Act of Ontario and Section 3 of the Securities Act of Quebec.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) willful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the

                           17

<PAGE 18>

Company may modify the extent of such
indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless
(i) such indemnification is expressly required to be made by law,
(ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                           18

<PAGE 19>


                         PART F/S
                    FINANCIAL STATEMENTS


                           19
<Page 19A>

                          EXPLORE TECHNOLOGIES, INC.
                       (An Exploration Stage Company)

                            FINANCIAL STATEMENTS


                              JANUARY 31, 1999
                          (Stated in U.S. Dollars)

<Page 19B>

                                         Morgan & Company
                                         Chartered Accountants
                                         PO Box 10007, Pacific Centre
                                         Suite 1730 - 700 West Georgia Street
                                         Vancouver, B.C. V7Y 1A1
                                         Telephone (604) 687-5841
                                         Fax (604) 687-0075


                              AUDITORS' REPORT

To the Directors
Explore Technologies, Inc.

We have audited the balance sheet of Explore Technologies, Inc.(an exploration stage company) as at January 31, 1999 and the statements of loss and deficit accumulated during the development stage, cash flows and stockholders' equity for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 1999 and the results of its operations and the cash flows for the period then ended in accordance with United States generally accepted accounting principles.


Vancouver, B.C.                             /S/  Morgan & Company

February 4, 1999                            Chartered Accountants



<Page 19C>
                     EXPLORE TECHNOLOGIES, INC.
                  (An Exploration Stage Company)

                          BALANCE SHEET

                        JANUARY 31, 1999
                    (Stated in U.S. Dollars)


----------------------------------------------------------------
ASSETS

Current
    Cash                                     $ 60,170

Mineral property (Note 3)                       1,000
                                             --------
                                             $ 61,170

----------------------------------------------------------------
LIABILITIES

Current
    Accounts payable                         $  3,571
                                             --------

SHAREHOLDERS' EQUITY

Share Capital
    Authorized:
        25,000,000 Common shares, par value
        $0.001 per share

    Issued and outstanding:

         6,050,000 Common shares                6,050

    Additional paid in capital                 58,950


Deficit Accumulated During The Exploration
Stage                                          (7,401)
                                              --------
                                               57,599
                                              $61,170

Approved by the Directors:

/s/Peter Bell                              /s/Rick Wilson



<Page 19D>
                     EXPLORE TECHNOLOGIES, INC.
                  (An Exploration Stage Company)


                  STATEMENT OF LOSS AND DEFICIT
                    (Stated in U.S. Dollars)

------------------------------------------------------------------------------
                                     Period From Date
                                     Of Organization       Inception
                                     December 18, 1998     December 18, 1998
                                     To January 31, 1999   To January 31, 1999
------------------------------------------------------------------------------
Expenses
    Bank charges                          $    14             $    14
    Office and sundry                         154                 154
    Office facilities and services            750                 750
    Professional fees                       6,483               6,483
                                          -------             -------

Net Loss For The Period                     7,401             $ 7,401
                                                              -------
Deficit Accumulated During
The Exploration Stage,
    Beginning Of Period                       -
                                          -------

Deficit Accumulated During
The Exploration Stage,
    End Of Period                        $  7,401
                                         --------
Net Loss Per Share                          $0.01
                                         --------
Weighted Average Number
of Shares Outstanding                   2,126,136


<Page 19E>

                     EXPLORE TECHNOLOGIES, INC.
                  (An Exploration Stage Company)


                      STATEMENT OF CASH FLOWS
                      (Stated in U.S. Dollars)

------------------------------------------------------------------------------
                                     Period From Date
                                     Of Organization       Inception
                                     December 18, 1998     December 18, 1998
                                     To January 31, 1999   To January 31, 1999
------------------------------------------------------------------------------
Cash Flow From Operating Activities
   Net loss for the period                $ (7,401)             $ (7,401)

Adjustments To Reconcile Net Loss
To Net Cash Used By Operating Activities
   Change in accounts payable                3,571                 3,571
                                          ---------------------------------
                                            (3,830)               (3,830)
                                          ---------------------------------
Cash Flow From Investing Activities
   Mineral property                         (1,000)               (1,000)
                                          ---------------------------------
Cash Flow From Financing Activities
   Share capital issued                     65,000                65,000
                                          ---------------------------------
Increase In Cash                            60,170                60,170

Cash, Beginning Of Period                       -                    -

Cash, End Of Period                       $ 60,170              $ 60,170




<Page 19F>
                     EXPLORE TECHNOLOGIES, INC.
                  (An Exploration Stage Company)


                  STATEMENT OF STOCKHOLDERS'EQUITY

                        January 31, 1999
                    (Stated in U.S. Dollars)

                           Common Stock
                  --------------------------------
                                       Additional
                  Shares      Amount   Paid-in Capital  Deficit  Total
                  ------------------------------------------------------
Shares issued for
cash @ $0.01      6,000,000   $6,000      $54,000       $  -     $60,000

Shares issued for
cash @ $0.10         50,000       50        4,950          -       5,000

Net loss for the
period                  -          -          -         (7,401)   (7,401)
                   ------------------------------------------------------
Balance, January
31, 1999          6,050,000   $6,050      $58,950     $ (7,401)  $57,599



<Page 19G>
                     EXPLORE TECHNOLOGIES, INC.
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                          JANUARY 31, 1999
                      (Stated in U.S. Dollars)


1. NATURE OF OPERATIONS

a) Organization

The Company was incorporated in the State of Nevada, U.S.A. on December 18,
1998.

b) Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral property and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Mineral Property and Related Deferred Exploration
Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off. To date none of the Company's properties have reached commercial production.

At least annually, the net deferred cost of each mineral property is compared to management's estimation of the net realizable value, and a write-down is recorded if the net realizable value is less than the cumulative net deferred costs.


<Page 19H>
                     EXPLORE TECHNOLOGIES, INC.
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                          JANUARY 31, 1999
                      (Stated in U.S. Dollars)


2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

a) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

b) Financial Instruments

The Company's financial instruments consist of cash and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

c) Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


3. MINERAL PROPERTY

The Company has entered into an option agreement to acquire a 50% interest, subject to a 2.5% net smelter royalty, in the Sand Springs, Nevada property for the following consideration:

- cash payment of U.S. $1,000;
- exploration expenditures totalling U.S. $150,000 by December 31, 2001, U.S. $10,000 of which must be expended by December 31, 1999.

Consideration paid to date $ 1,000


<Page 19I>
                     EXPLORE TECHNOLOGIES, INC.
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS
                          JANUARY 31, 1999
                      (Stated in U.S. Dollars)


4. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

<Page 19J>

                                           Morgan & Company
                                           Chartered Accountants
                                           PO Box 10007, Pacific Centre
                                           Suite 1730 - 700 West Georgia Street
                                           Vancouver, B.C. V7Y 1A1
                                           Telephone (604) 687-5841
                                           Fax (604) 687-0075




                  CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the inclusion of our audit report dated February 4, 1999, on the financial statements of Explore Technologies Inc. for the period ended January 31, 1999 in the Company's Form 10 - SB. We also consent to the application of such report to the financial information in the Form 10 - SB, when such financial information is read in conjunction with the financial statements referred to in our report.

Vancouver, Canada                           /S/ Morgan & Company

February   , 1999                          Chartered Accountants


<PAGE 20>

                         PART III
                     INDEX TO EXHIBITS


Exhibit 1:    Articles of Incorporation
Exhibit 2:    Bylaws of the Company
Exhibit 3:    Miranda Property Option Agreement
Exhibit 4:    Miranda Property Option Agreement with McIntosh
Exhibit 5:    Option Facilities and Service Contract
Exhibit 6:    Geological Report on the Miranda Property (amended)
Exhibit 7:    Consent of Geological Consultant to use of Report


                           20

<PAGE 21>


                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this Amendment No. 2 to Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


EXPLORE TECHNOLOGIES, INC.

Date:	July 8, 1999


By:	/s/ Peter Bell

  	PETER BELL, Director, President
      Chief Executive Officer